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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

December 13, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:   The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

I am writing in response to comments you provided telephonically to me on December 10, 2012, with respect to the Registrant’s Post-Effective Amendment No. 107 filed on September 17, 2012 (the “Amendment”) relating to The Hartford Global Alpha Fund (the “Fund”).  On behalf of the Registrant, I have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectus.

1.     Comment:           The first paragraph of the Management Fee section indicates that “[t]he Fund’s management fee rate may adjust up or down based on the Fund’s performance relative to the cumulative investment record of its benchmark index over the performance measurement period as reflected in the table below.”  The Securities and Exchange Commission staff notes that such information is not included in a table below.  Please revise the disclosure accordingly.

Response:            The Registrant will revise the disclosure consistent with this comment.

2.     Comment:           Please consider replacing the word “waiving” with “excluding” where the disclosure indicates that “[t]he investment performance of the Fund’s Class A Shares (waiving the upfront sales load) for the performance measurement period is used to calculate the Performance Adjustment.”

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Response:            The Registrant will revise the disclosure consistent with this comment.

3.     Comment:           Please include disclosure regarding what will happen to accrued and unpaid performance fees if the investment management agreement is terminated.

Response:            The Registrant will revise the disclosure consistent with this comment.

Certain representations by the Registrant concerning the Amendment and the responses being made to the comments received are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

December 13, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided, the Registrant hereby acknowledges that:

•      the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

•      comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•      the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.